UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                   Commission file number 0-16730
 (Check One):
[ ]Form 10-K and Form 10-KSB    [ ]Form 11-K    [ ]Form 20-F
[X]Form 10-Q and Form 10-QSB    [ ]Form N-SAR

For Period Ended:  December 31, 1996

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
__________________________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                PART I -- REGISTRANT INFORMATION

                   ALL-COMM MEDIA CORPORATION
                     Full Name of Registrant


                    Former Name if Applicable

                 400 Corporate Pointe, Suite 780
    Address of Principal Executive Office (Street and Number)

                 Culver City, California  90230
                    City, State and Zip Code

               PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(B), the following should be completed. (Check box if appropriate)

 [ ]    (a)    The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

 [ ]    (b)    The subject annual report, semi-annual report,
               transition report on Form 10-K, Form 20-F, Form 11-
               K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]    (c)    The accountant's statement or other exhibit
               required by Rule 12b-25(c) has been attached, if applicable.

                       PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

   Due to the complexity of accounting and reporting issues relating to the acquisition of Metro Services Group, Inc. and the withdrawal of the Company's Form SB-2 Registration Statement, the Company has not been able to complete the gathering of information necessary for the preparation of the Company's interim financial statements for the quarter ended December 31, 1996.

   The Company expects to complete the filing of its Form 10-Q for the quarter ended December 31, 1996, by the extended period allowed by Rule 12b-25.

                   PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Scott Anderson            (310)            342-2800
               (Name)             (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      _________________________________________ [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      _________________________________________ [X] Yes   [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The current period results of operations will include (i) Metro Services Group, Inc., acquired effective October 1, 1996, which generated revenue of approximately $2.5 million and net income of approximately $0.2 million, (ii) expenses incurred with the withdrawal of the Company's Form SB-2 Registration Statement of approximately $1.0 million. Earnings per share will be impacted by preferred dividends incurred on recapitalization of approximately $8.3 million.


                   ALL-COMM MEDIA CORPORATION
           ___________________________________________
          (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:                                        February 14, 1996
                                             By:  /s/ Scott
                                             Anderson
                                         Scott Anderson
                                                        Chief
                                         Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal
            Criminal Violations (See 18 U.S.C. 1001)